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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/11_____ AND ENDING_____12/31/11_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Consolidated Financial Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

  222 North Meramec Avenue
_____
                            (No. and Street)

  Clayton   MO   63105
_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Alan Stiffelman   (314) 727-1177
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Cummings, Ristau & Associates, P.C.
_____
            (Name – if individual, state last, first, middle name)

  13023 Tesson Ferry Road, Suite 201   St. Louis   MO   63128
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Alan Stiffelman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Consolidated Financial Investments, Inc._____ , as of _____December 31_____ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION WITH INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2011

CONSOLIDATED FINANCIAL INVESTMENTS, INC.
St. Louis, Missouri

Table of Contents

December 31, 2011

Cummings, Ristau & Associates, P.C.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

Board of Directors
Consolidated Financial Investments, Inc.:

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2011. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Consolidated Financial Investments, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 26, 2012

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2011

ASSETS

Cash and cash equivalents	$ 50,170
Deposits with clearing organizations	21,793
Receivable from clearing broker	36,396
Investments in equity securities, at estimated fair value	12,255
Furniture and equipment, net of accumulated depreciation of $72,612	2,335
Other assets	30,576
	$ 153,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities – accounts payable and accrued expenses	26,955
Commitments and contingencies	–
Stockholders' equity:	
Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding	21,000
Additional paid-in capital	156,280
Treasury stock, at cost, 75 shares	(48,000)
Accumulated deficit	(2,710)
Total stockholders' equity	126,570
	$ 153,525

See accompanying notes to financial statement.

Cummings, Ristau & Associates, P.C.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and related revenues and expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Furniture and Equipment
Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes over three to five years.

Income Taxes
The Company has elected to be taxed as a Subchapter "S" Corporation. As a Subchapter "S" Corporation, the Company does not pay federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for federal or state income taxes is included in these financial statements.

Cash and Cash Equivalents
The Company considers investments with an original maturity of three months or less to be cash equivalents.

Cummings, Ristau & Associates, P.C.

Fair Value Measurements

The Company uses fair value measurements to make fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income, and cost approaches. Based on these approaches, the Company uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. Financial assets and liabilities carried and/or reported at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or value assigned to such assets or liabilities.

The only assets of the Company that are carried at fair value on a recurring basis at December 31, 2011 are the trading account investments, which use Level 1 valuations.

Subsequent Events

The Company has considered all events occurring subsequent to December 31, 2011 for possible disclosures through January 26, 2012, the date these financial statements were available to be issued.

NOTE 2 – CLEARING ARRANGEMENT

The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker.

Cummings, Ristau & Associates, P.C.

Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $20,000.

NOTE 3 – TRADING ACCOUNT INVESTMENTS IN EQUITY SECURITIES
Investment securities owned by the Company at December 31, 2011 consisted of 500 shares of NASDAQ Stock Market, Inc. common stock, which are carried at estimated fair value based on current market quotations.

NOTE 4 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $109,873, which was $59,873 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the year ended December 31, 2011.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Cummings, Ristau & Associates, P.C.